AlphaTime Acquisition Corp

500 5th Avenue, Suite 938

New York, NY 10110

December 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	AlphaTime Acquisition Corp
Registration on Form S-1
Filed on December 7, 2022, as amended
File No. 333-268696

Dear Mr. Schiffman,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, AlphaTime Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 29, 2022, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

AlphaTime Acquisition Corp

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP